EXHIBIT 2

Pro Forma Condensed Consolidated Statements of Financial Position

The following table sets forth (i) Dell Inc.’s condensed consolidated statements of financial position at May 3, 2013 and (ii) Dell Inc.’s condensed consolidated statements of financial position at May 3, 2013 pro forma to reflect the proposed $14 Tender Offer.  The pro forma condensed consolidated statements of financial position assume the following:

•	The completion of the $14 Tender Offer on May 3, 2013;

•	The incurrence of $5.2 billion in new senior term loans, the proceeds of which are used to fund the $14 Tender Offer;

•
The sale of both short-term and long-term financing receivables for a total of $4.4 billion net of both short-term and long-term structured financing debt of $1.5 billion for total cash proceeds of $2.9 billion, the proceeds of which are used to fund the $14 Tender Offer;

•	The following items are also used to fund the $14 Tender Offer:
o	$10.4 billion of cash and cash equivalents,
o	$486 million of short-term investments, and
o	$2.3 billion of long-term investments;

•	The repayment of:
o	$454 million in short-term structured financing receivables, and
o	$1.0 billion in long-term structured financing receivables; and

•	The payment of $15.6 billion for:
o	1.1 billion shares in the proposed $14 Tender Offer,
o	$490 million of break-up and diligence fees,
o	$200 million in cash taxes paid in connection with repatriating cash from overseas, and
o	$182 million in financing fees.

The pro forma condensed consolidated statements of financial position are presented for informational purposes only, are based on certain assumptions that we believe to be reasonable, and do not purport to predict or indicate the financial position of Dell Inc. at any future date.  In our opinion, all adjustments have been made that are needed to present fairly the pro forma condensed consolidated statements of financial position.

The pro forma condensed consolidated statements of financial position should be read in conjunction with Dell Inc.’s financial statements and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” all of which appear in Dell Inc.’s Report on Form 10-Q for the quarterly period ended May 3, 2013, which was filed with the Securities and Exchange Commission on June 12, 2013.

Pro Forma Condensed Consolidated Statements of Financial Position
	May 3, 2013
	Actual1	Adjustments	Pro Forma
Cash and cash equivalents	$ 10,419	$ (5,519)2	$ 4,900
Short-term investments	486	(486)3	̶
Accounts receivable	6,440		6,440
Short-term financing receivables, net	2,991	(2,991)4	̶
Inventories, net	1,387		1,387
Other current assets	3,936		3,936
Total current asset	25,659		16,663

Property, plant and equipment, net	2,136		2,136
Long-term investments	2,303	(2,303)5	̶
Long-term financing receivables, net	1,383	(1,383)6	̶
Goodwill	9,289		9,289
Purchased intangible assets, net	3,176		3,176
Other non-current assets	845		845
	19,132		15,446

Total assets	44,791		32,109

Short-term debt	3,133	(454)7	2,679
Accounts payable	10,990		10,990
Accrued and other	3,402		3,402
Short-term deferred revenue	4,265		4,265
Total current liabilities	21,790		21,336

Long-term debt	4,115	(4,201)8	8,316

Long-term deferred revenue	3,963		3,963
Other non-current liabilities	4,163		4,163
Total liabilities	12,241		16,442

Total Dell stockholders' equity	10,739	(16,429)9	(5,690)10

Non-controlling interest	21		21
Total stockholders' equity	10,760		(5,66 9)

Total liabilities and equity	44,791		32,109

Other Financial Data:
Cash and cash equivalents, short-term investments and long-term investments	13,208		4,900
Debt	7,248		10,995
Net Debt	(3,171)		6,095
EBITDA11	3,577		3,254
Net Debt/EBITDA	-1.8x		1.9x

1 The May 3, 2013 condensed consolidated statements of financial position are taken from Dell Inc.’s Form 10-Q for the quarterly period ended May 3, 2013 and filed with the Securities and Exchange Commission (the “SEC”) on June 12, 2013.

2 $5.519 billion cash and cash equivalents used to consummate the $14 Tender Offer (including $200 million in cash taxes paid in connection with repatriating cash from overseas, $490 million paid in break-up fees in connection with the Michael Dell/Silver Lake transaction, and $182 million paid in financing fees in connection with the incurrence of $5.2 billion of new long-term indebtedness).  The estimate for cash taxes in connection with repatriating cash from overseas is based on Dell’s filings, including the termination rights relating to cash on hand set forth in the Michael Dell/Silver Lake merger agreement.

3 $486 million short-term investments sold and the proceeds used to consummate the $14 Tender Offer.

4 $2.991 billion short-term financing receivables sold and net proceeds of $2.537 billion used to consummate the $14 Tender Offer.

5 $2.303 billion of long-term investments sold and the proceeds used to consummate the $14 Tender Offer.

6 $1.383 billion of long-term financing receivables sold and net proceeds of $384 million used to consummate the $14 Tender Offer.

7 $454 million of short-term financing receivables repaid.

8 $999 million of long-term financing receivables repaid.  $5.2 billion of new long-term debt incurred as a source of proceeds to consummate the $14 Tender Offer.

9 Stockholders’ equity reduced by the repurchase of 1.1 billion shares at $14 per share, the payment of $200 million in cash taxes paid in connection with repatriating cash from overseas, the payment of $490 million in break-up fees in connection with the Michael Dell/Silver Lake transaction and the payment of $182 million in financing fees in connection with the incurrence of $5.2 billion of new long-term debt.  The estimate for cash taxes in connection with repatriating cash from overseas is based on Dell’s filings, including the termination rights relating to cash on hand set forth in the Michael Dell/Silver Lake merger agreement.

10 Negative stockholders’ equity primarily driven by repurchase of shares at $14 per share.

11 Dell’s EBITDA used in these condensed consolidated statements of financial condition was obtained from the “Dell Special Committee Investor Presentation, June 2013”, filed with the SEC on Schedule 14A on June 24, 2013 (see page 34, footnote 2).  Actual EBITDA of $3.577 billion is based on Final FY14 Board Case EBITDA of $3.254 billion, plus $323 million to add-back for the loss of DFS income.  Pro Forma EBITDA of $3.254 billion is the Final FY14 Board Case EBITDA as disclosed by Dell on Schedule 14A filed on June 24, 2013.

EBITDA is a non-GAAP financial measure.  Dell has not provided a reconciliation for EBITDA to the most comparable GAAP financial measure. In Dell’s Definitive Proxy Statement, filed with the SEC on May 30, 2013 (see pages 95 to 96),  Dell stated the following:

The financial projections and forecasts included non−GAAP financial measures, which were presented because management and BCG believed they could be useful indicators of the Company’s projected future operating performance and cash flow. The Company prepared its financial projections on a non−GAAP basis. The Company has not included in this proxy statement a reconciliation of its projected non−GAAP gross margin, non−GAAP operating income or non−GAAP net income to the most comparable GAAP financial measure, consisting of GAAP gross margin, GAAP operating income and GAAP net income, respectively, because information is not available to the Company’s management to identify or reasonably estimate future severance and facility actions, future acquisition−related costs, or future acquisition−related tax adjustments, each of which is excluded from the non−GAAP financial measures. The calculation of the excluded items would require information about the number, size, nature and timing of any future acquisitions by the Company, as well as purchase accounting adjustments related to such acquisitions. Because of the contingent nature of the exclusions, and because the acquisitions on which the exclusions are dependent have not occurred and cannot reasonably be predicted, the specific adjustments cannot be forecast with accuracy. The financial projections and forecasts included in this proxy statement should not be considered in isolation or in lieu of the Company’s operating and other financial information determined in accordance with GAAP (see “Important Information Regarding Dell—Selected Summary Historical Consolidated Financial Data” beginning on page 172). In addition, because non−GAAP financial measures are not determined consistently by all companies, the non−GAAP measures presented in these financial projections and forecasts may not be comparable to similarly titled measures of other companies.  For the foregoing reasons, as well as the bases and assumptions on which the financial projections and forecasts were compiled, the inclusion of specific portions of the financial projections and forecasts in this proxy statement should not be regarded as an indication that either the Company or BCG considers such financial projections or forecasts to be an accurate prediction of future events, and the projections and forecasts should not be relied on as such an indication. No one has made any representation to any stockholder of the Company or anyone else regarding the information included in the financial projections and forecasts discussed below.

Icahn urges Dell stockholders to refer to Dell’s Definitive Proxy Statement and other Dell materials filed with the SEC for further and detailed information concerning Dell’s calculation of EBITDA.